

December 15, 2009

Mr. Andrew C. Levy
Chief Financial Officer
Allegiant Travel Company
8360 S. Durango Drive
Las Vegas, NV 89113

      Re: **Allegiant Travel Company**
                Form 10-K for the fiscal year ended December 31, 2008
                File No. 000-31683

Dear Mr. Levy:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief